UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: August 18, 2011	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

Gushan Environmental Energy Limited Announces

Date of Second Quarter 2011 Results Release and

Conference Call with Investors

NEW YORK, August 18, 2011 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU) announces that it will submit its unaudited financial results for the second quarter of 2011 on Form 6-K to the U.S. Securities and Exchange Commission on Tuesday, August 23, 2011, to be followed by a conference call on the same day at 8:30 a.m. Eastern Standard Time (or 8:30 p.m. Hong Kong Time) to discuss the Company’s financial results for the second quarter ended June 30, 2011.

To join the conference call, please use the dial-in details below:

US Toll Free Number	1.866.356.3095
US Toll Number: (for international callers)	1.617.597.5391
Hong Kong Toll Number	852 3002 1672
Hong Kong Toll Free Number	800 96 3844
China Toll Free Number	10 800 130 0399
UK Toll Free Number	08082347616
UK Toll Number (for international callers)	44 207 365 8426
Passcode:	80144602

An audio webcast will also be available at http://www.chinagushan.com

A replay of the call will be available on the same day at 11:30 a.m. Eastern Standard Time (or 11:30 p.m. Hong Kong Time) until August 30, 2011. To listen to the replay, please use the dial in details below:

US Toll Free Number:	1 888 286.8010
US Toll Number: (for international callers)	1 617 801.6888
Passcode:	95187237

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven biodiesel production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Gushan’s Sichuan production facility is currently in operation. Gushan also operates a recycled copper product business through its PRC subsidiaries, Mianyang Jin Xin Copper Company Limited (“Jin Xin”) and Hunan Yin Lian Xiangbei Copper Company Limited (“Xiangbei”), that manufacture copper rods, copper wires, copper granules, copper bars and copper plates primarily from recycled copper and some electrolytic copper, in Sichuan and Hunan, respectively. Jin Xin has one plant in Sichuan, with a daily production capacity of approximately 160 tons of recycled copper products and Xiangbei has one plant in Hunan, with a daily production capacity of approximately 50 tons of recycled copper products.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact:

US

Elizabeth Cheek

Hill & Knowlton (New York)

Tel: (1) 212 885 0682

Email: Elizabeth.cheek@hillandknowlton.com

Asia

Rico Ngai

Hill & Knowlton (Hong Kong)

Tel: (852) 2894 6204

Email: Rico.ngai@hillandknowlton.com.hk